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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                        NATIONAL COMPUTER SYSTEMS, INC.
                       (Name of subject company (issuer))

                         PN ACQUISITION SUBSIDIARY INC.
                                  PEARSON PLC

                      (Names of filing persons (offerors))
                           --------------------------

                    COMMON STOCK, PAR VALUE $0.03 PER SHARE
            Including the Associated Preferred Stock Purchase Rights
                         (Title of Class of Securities)
                           --------------------------

                                   635519101
                     (CUSIP Number of Class of Securities)

                                GARY RINCK, ESQ.
                                  PEARSON PLC
                              3 BURLINGTON GARDENS
                                 LONDON W1X 1LE
                           TELEPHONE 44-20-7411-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:

                            CHARLES E. ENGROS, ESQ.
                            STEVEN A. NAVARRO, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                                101 PARK AVENUE
                            NEW YORK, NEW YORK 10178
                           TELEPHONE: (212) 309-6000

                           CALCULATION OF FILING FEE

             TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
               $2,521,914,426.20                                    $504,382.89

*   For purposes of calculating the filing fee only, this calculation assumes
    (i) the purchase of 32,770,239 shares of common stock of National Computer Systems, Inc., including the associated preferred stock purchase rights (together, the "Shares") at the tender offer price of $73.00 per Share and
    (ii) payments to holders of options that are vested and cancelled in an amount per option equal to the difference between (a) $73.00 and (b) the applicable exercise price, based on 2,794,978 outstanding options with an average weighted exercise price of $26.60.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.

Amount Previously Paid:.................  N/A
Form or Registration No.:...............  N/A

Filing Party:...........................  N/A
Date Filed:.............................  N/A

/ / Check the box if the filing relates to preliminary communications made before the commencement of a tender offer.

/ / Check the appropriate boxes below to designate any transactions to which the statement relates:

    /X/  third-party tender offer subject to Rule 14d-1.

    / /  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13d under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by PN Acquisition Subsidiary Inc., a Minnesota corporation (the "Purchaser") and a wholly owned indirect subsidiary of Pearson plc, a public limited company registered in England and Wales ("Parent"), to purchase all the outstanding shares of common stock, par value $0.03 per share (the "Common Stock"), of National Computer Systems, Inc., a Minnesota corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights"), issued pursuant to the Second Amended and Restated Rights Agreement, dated as of December 8, 1998, between National Computer Systems, Inc. and Norwest Bank Minnesota, N.A., as amended (the Common Stock and the Rights together are referred to herein as the "Shares"), at a purchase price of $73.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated
August 7, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.

    The information set forth in the Offer to Purchase filed as Exhibit (a)(1)(A) hereto, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (c) (3) and (4) During the last five years, neither the Purchaser nor Parent, nor, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The underwriting agreement dated July 31, 2000, between Parent, Goldman Sachs International and Cazenove & Co. filed as Exhibit (b)(1) hereto and the Form of Amending Agreement to Underwriting Agreement between Parent, Goldman Sachs International and Cazenove & Co. filed as Exhibit (b)(2) are incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

    (b) The Letter of Transmittal filed as Exhibit (a)(1)(B) hereto is incorporated herein by reference.

ITEM 12. EXHIBITS.

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
(a)(1)(A)               --          Offer to Purchase dated August 7, 2000.

(a)(1)(B)               --          Letter of Transmittal.

(a)(1)(C)               --          Notice of Guaranteed Delivery.

(a)(1)(D)               --          Letter to Brokers, Dealers, Banks, Trust Companies and Other
                                    Nominees.

(a)(1)(E)               --          Letter to Clients for use by Brokers, Dealers, Banks, Trust
                                    Companies and Other Nominees.

(a)(1)(F)               --          Guidelines for Certification of Taxpayer Identification
                                    Number on Substitute Form W-9.

(a)(1)(G)               --          Press Release issued by Parent on July 31, 2000; Press
                                    Release issued by the Company on July 31, 2000; and
                                    Memorandum from Marjorie Scardino, Chief Executive of
                                    Parent, to employees of the Company dated July 31, 2000.

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
(a)(1)(H)               --          Summary Advertisement published August 7, 2000.

(b)(1)                  --          Copy of underwriting agreement dated July 31, 2000, between
                                    Parent, Goldman Sachs International and Cazenove & Co.

(b)(2)                  --          Form of Amending Agreement to Underwriting Agreement between
                                    Parent, Goldman Sachs International and Cazenove & Co.

(d)(1)                  --          Agreement and Plan of Merger, dated as of July 30, 2000,
                                    among Parent, the Purchaser and the Company.

(d)(2)                  --          Amendment No. 1 to Agreement and Plan of Merger, dated as of
                                    August 4, 2000, among Parent, the Purchaser and the Company.

(d)(3)                  --          Confidentiality Agreement, dated June 14, 2000, between
                                    Pearson Education, Inc. and the Company.

                                   SIGNATURES

    AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                                       PN ACQUISITION SUBSIDIARY INC.

                                                       By:  /s/ JOHN MAKINSON
                                                            -----------------------------------------
                                                            Name: John Makinson
                                                            TITLE:  PRESIDENT AND TREASURER

                                                       PEARSON PLC

                                                       By:  /s/ MARJORIE SCARDINO
                                                            -----------------------------------------
                                                            Name: Marjorie Scardino
                                                            TITLE:  CHIEF EXECUTIVE

                                                       Dated: August 7, 2000

                               INDEX TO EXHIBITS

       EXHIBIT
       NUMBER           DOCUMENT
---------------------   --------
(a)(1)(A)               Offer to Purchase dated August 7, 2000.

(a)(1)(B)               Letter of Transmittal.

(a)(1)(C)               Notice of Guaranteed Delivery.

(a)(1)(D)               Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees.

(a)(1)(E)               Letter to Clients for use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees.

(a)(1)(F)               Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

(a)(1)(G)               Press Release issued by Parent on July 31, 2000; Press
                        Release issued by the Company on July 31, 2000; and Memorandum from Marjorie Scardino, Chief Executive of
                        Parent, to employees of the Company dated July 31, 2000.

(a)(1)(H)               Summary Advertisement published August 7, 2000.

(b)(1)                  Copy of underwriting agreement dated July 31, 2000, between
                        Parent, Goldman Sachs International and Cazenove & Co.

(b)(2)                  Form of Amending Agreement to Underwriting Agreement between
                        Parent, Goldman Sachs International and Cazenove & Co.

(d)(1) Agreement and Plan of Merger, dated as of July 30, 2000, among Parent, the Purchaser and the Company.

(d)(2)                  Amendment No. 1 to Agreement and Plan of Merger, dated as of
                        August 4, 2000, among Parent, the Purchaser and the Company.

(d)(3)                  Confidentiality Agreement, dated June 14, 2000, between
                        Pearson Education, Inc. and the Company.

(g)                     Not applicable.

(h)                     Not applicable.